[Bunge Letterhead]

March 16, 2009

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attention:	Jill S. Davis
Kevin Stertzel

Re:	Bunge Limited
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 3, 2008
Response Letter Dated January 14, 2009
File No. 001-16625

Dear Ms. Davis and Mr. Stertzel:

On behalf of Bunge Limited (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received in your letter, dated February 20, 2009, addressed to Jacqualyn A. Fouse concerning the Company’s above-referenced periodic filings.  For the purposes of this letter, the Company refers to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as its “2007 Form 10-K,” and the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as its “2008 Form 10-K.”  For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for Fiscal Year Ended December 31, 2007

1.	We are considering your responses to our prior comments number four and five in your letter dated January 14, 2009. Please provide us with the following additional information:

•	Identify the specific commodities that you carry at market value.

The commodity inventories carried at market value primarily consist of grains (primarily corn and wheat), oilseeds (soybeans, canola seed and rapeseed) and oilseed products (protein meal and vegetable oils) derived from the listed oilseeds through the process described below.  All of these inventories are carried at market value as they are readily marketable in their current state with little or no further processing, have insignificant disposal costs and are actively-traded on major commodities exchanges.  We advise the Staff that the process to convert oilseeds into protein meal and vegetable oils is a basic chemical extraction process that requires, on average, three hours to complete and, as stated above, the resulting meal and oil are themselves commodities which are actively traded on major commodities exchanges.  Further, total conversion costs of oilseed processing activities, including variable and fixed costs and allocated overhead, are predictable and average approximately 5% to 10% of total input costs, depending on the cost of the underlying oilseed.

•
Tell us the amount of inventories that you purchased which were subsequently resold with little or no further processing for each fiscal year reported.  Additionally compare those amounts to those that you process further and then sell.

The following table shows, for each of 2007, 2006 and 2005, the percentage of total quantities of inventories that were purchased and subsequently resold with no or limited further processing and the percentage of total quantities of inventories that had further processing.

	2007	2006	2005
Inventories resold with no further processing	60%	60%	58%
Inventories with limited processing (Oilseeds processed into commodity meal and oil and sold to third parties)	31%	31%	32%
Subtotal	91%	91%	90%
Grains and commodity oils processed into value-added products by our food products division	9%	9%	10%
Total grains and oilseeds purchased	100%	100%	100%

•	Clarify when and how inventory moves from your agribusiness segment to your other segments. Specifically identify when and what facts cause inventory to move from one segment to the other.

Our food products division includes our edible oil products and milling products segments.  These segments use agricultural commodity inputs to produce value-added products, including margarines, mayonnaise, shortenings and salad and cooking oils in our edible oil products segment, and wheat flours and baking mixes and corn-based grits, meals and flours in our milling products segment.  These segments are distinguished from the agribusiness segment by the non-commodity characteristics of the products that they sell, which are generally produced to customers’ specifications, including, for example, proprietary formulations with specified nutritional profiles, such as low or no-trans fat oils.

Both our wheat milling and corn milling operations within our milling products segment purchase a portion of their raw materials from our agribusiness segment.  Our edible oil products segment purchases the majority of its crude vegetable oil requirements from our agribusiness segment.  It also purchases other oils from third parties for blending into certain products.

Our milling products and edible oil products segments manage their procurement processes based on forward sales orders and anticipated market demand and the resulting production schedule.  Facility storage capacity also impacts the timing of these segments’ raw material purchase decisions. Movement of inventory from our agribusiness segment to these segments occurs at the time of transfer of the inventory from an agribusiness facility to a milling or oils facility.  These transfers occur based on delivery schedules that are generally established well in advance of actual shipment.  Pricing of sales to these segments is based on market prices in a process similar to sales made to third parties.  Upon transfer of the inventory to the milling products or edible oil products segments, these segments record the inventory at the contract purchase cost and this inventory is then carried in the milling products or edible oil products segments, as the case may be, primarily at the lower of cost or market because of the non-commodity nature of the products sold by these segments.  We note that a portion of our edible oil products segment inventories in the United States (bulk refined oils intended for sale with no further processing) is also carried at market as disclosed in Note 3 to our consolidated financial statements in our 2008 Form 10-K.

Except as described above, there are no other movements of inventories among our segments.

•	Tell us the typical amount of time that your various agribusiness inventories are held and whether they are in a condition or form that is available for immediate delivery to your customer.

The average days in inventory for the years ended December 31, 2007, 2006 and 2005 for the agribusiness segment were 35.7, 42.2 and 48.6, respectively.

The average length of time that our agribusiness inventories are held varies from year to year due to factors such as the size of the harvest in a particular region and the timing of customers’ purchases and delivery requirements.  However, our agribusiness inventories are in a condition and form that is available for immediate delivery.

2.
We note your risk factor disclosure on page 18 of your document.  Please further clarify your relationship with your growers including the nature and purpose of the advances and which party bears the risks and costs associated with growing crops.

The advances that we provide to farmers are financial in nature and their purpose is to assist the farmer with liquidity to purchase crop inputs in order to foster sufficient supply of the commodities that we require for our business activities.  The advances are necessary, particularly in South America, as there are limited third-party sources of credit available to farmers.

These advances are generally collateralized by mortgages on the farmer’s land and by a security interest in the proceeds of current and future crops that might be grown on such land.  The advances carry a local market rate of interest and are settled when the farmer’s crop is harvested and delivered to us.  We have performance risk related to the possibility of default by the farmer, but we do not bear any of the costs or risks associated with the growing crops.

In response to the Staff’s comment, we have clarified the nature and purpose of these advances and our related risks in Note 4 to our consolidated financial statements included in our 2008 Form 10-K on page F-22.

3.
We note in your response that the timing of pricing for agricultural commodities is variable.  Please clarify when and under what circumstances pricing dates are typically determined and why title may transfer before pricing occurs.  Additionally, please explain in greater detail the terms of these arrangements and indicate the portion of your annual purchases that are under these arrangements.  Please also indicate the time frame between when you take title to the inventory and when the final price is determined.

We advise the Staff that producers may deliver commodities to our facilities under contracts that transfer legal title to us as the buyer, but provide for the seller to define the price at any point during the term of the purchase contract (these arrangements are referred to in the industry as unpriced contracts).  Unpriced contracts are common in our industry and are used as a means to ensure timely delivery of sufficient supplies of oilseeds and grains for our operational needs.

To provide perspective on our activity with respect to unpriced contracts, we have determined that unpriced contract inventories recorded on our consolidated balance sheets at December 31, 2007 totaled approximately $154 million.  These unpriced contract inventories represented approximately 4.6% of total readily marketable inventories of $3,358 million in our agribusiness segment at such date.  During the year ended December 31, 2007, unpriced contract inventories averaged approximately $190 million, representing 6.1% of average total readily marketable inventories in the agribusiness segment of $3,140 during such period.

Unpriced contract terms include the quantity of the specified commodity to be delivered, the expected delivery period, the date by which pricing is required to occur and the manner by which the price is to be determined.  For example, a contract might specify that the contract pricing will be at spot value for the relevant commodity on the pricing date as set forth in the Company’s locally published daily bid at the delivery location.  The contracts require pricing to occur no later than the final pricing date specified in the contract, which is generally by the end of the annual crop cycle in that region.  The longest term is generally 180 days.  Most sellers price these contracts at or before the time of delivery of contracted quantities. The pricing date is the date the seller notifies us of  the seller’s election to price quantities under the contract as of such date or the final pricing date specified in the contract, whichever is earlier.

The Company records inventories delivered under these unpriced contracts at market value and accrues a payable for that same amount.  These amounts are updated monthly to reflect the current market price.  At the point of usage or sale, recorded inventories would be reduced and cost of goods sold would be recorded.  Cost of goods sold would continue to be adjusted monthly by the updated estimates of the final purchase price, based on changes to market prices.  These adjustments would be largely offset by the gain or loss on an exchange-traded futures contract that would have been entered to protect the price risk.  The gains and losses on the futures contract would also be reflected in cost of goods sold.

4.
To the extent you take title to commodities before final pricing please tell us if you are provisionally pricing these quantities.  If so, please tell us whether you have considered the possible existence of an embedded derivative in provisional pricing situations.

We do not provisionally price inventories to which we have taken title under unpriced contracts.  Please see our response to Comment 3 for an explanation of our accounting for these commodity inventories.

Note 13 – Financial Instruments, page F-35

5.
We note your accounting policy disclosure on page F-12 that indicates you use commodity derivatives to minimize the effects of changes in prices of agricultural commodities.  We are unable to locate your disclosures of the types and amounts of positions in such instruments that are held as of your balance sheet dates.  Please clarify where this information is located or modify your disclosure accordingly.

As  noted in Note 1 to our consolidated financial statements in our 2008 Form 10-K and our response above to Comment 3, we generally use exchange-traded futures and options contracts to minimize the effects of changes in the prices of agricultural commodities on our agricultural commodity inventories and forward purchase and sales contracts.  Changes in fair values of exchange-traded futures contracts representing the unrealized gains and/or losses on these instruments are measured daily.  A substantial portion of our exchange traded futures and options contracts are traded on the Chicago Mercantile Exchange, of which we are a clearing member.  Through our wholly owned futures clearing subsidiary, the daily variation in price (gain or loss) is settled in cash on a daily basis for all of our outstanding contracts. As a result, there are no unrealized gains/losses included in our consolidated balance sheets relating to these futures and options contracts.   In order to clarify this issue, we have enhanced our disclosure to explain this clearing process in our 2008 Form 10-K.  (See Note 1 on page F-12 under the heading “Derivative Instruments and Hedging Activities” and Note 13 on page F-35 in the paragraph introducing the tabular disclosure entitled “Fair Value Measurements”).  Beginning in the first quarter of 2009, we will include the applicable disclosures required by SFAS 161 as it relates to gains and losses reported in our statement of income related to this derivative activity.

*    *    *    *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any questions concerning the matters referred to in this letter, please contact the undersigned at (914) 684-3291.

Sincerely,

/s/ Karen Roebuck
Karen Roebuck
Controller

cc:	Jacqualyn A. Fouse – Bunge Limited
Douglas Fuhrman – Deloitte & Touche LLP
Mark Catalano – Deloitte & Touche LLP
Lona Nallengara – Shearman & Sterling LLP